UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.2)*

                                   Aceto Corp.
                             ----------------------
                                (Name of Issuer)

                                     Common
                      ------------------------------------
                         (Title of Class of Securities)

                                    004446100
                              --------------------
                                 (CUSIP Number)

                                  June 30, 2007
          -------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 OF 4 PAGES

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       NWQ Investment Management Company, LLC                        47-0875103
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                         (b) [_]
       N/A
--------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware - U.S.A.
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                     5      SOLE VOTING POWER

                            0
      NUMBER OF      -----------------------------------------------------------
        SHARES       6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             0
         EACH        -----------------------------------------------------------
      REPORTING      7      SOLE DISPOSITIVE POWER
       PERSON
         WITH               0

                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       0%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IA
--------------------------------------------------------------------------------
NOTE:
NWQ Investment Management Company LLC ("NWQ") previously reported beneficial ownership positions for securities that were subject to voting and investment discretion exercised by NWQ and Tradewinds Global Investors LLC ("Tradewinds"), an affiliate. Tradewinds was formed as a legal entity in the fourth quarter of 2005 and commenced operation in 2006. Since that time, the two firms worked to achieve operational separation of their investment management and proxy voting functions, which separation was completed as of June 30, 2007. Accordingly, this filing is being made to report NWQ's beneficial ownership of the Issuer's securities independently from that of Tradewinds.

Both NWQ and Tradewinds are wholly owned subsidiaries of Nuveen Investments, Inc. ("Nuveen"), a parent company with several subsidiaries engaged in the investment management business. Nuveen has adopted internal operating policies to ensure that investment management and voting decisions are made independently by investment personnel at its investment management subsidiaries. Accordingly, hereafter NWQ and Tradewinds (like Nuveen's other investment management subsidiaries) anticipate independently reporting beneficial ownership of securities pursuant to Section 13(d) of the Exchange Act of 1934, as amended, and Regulation 13D/G thereunder.

                                PAGE 2 OF 4 PAGES

              Item 1(a) Name of Issuer:
                        Aceto Corp.

              Item 1(b) Address of Issuer's Principal Executive Offices:
                        One Hollow Lane, Suite 201
                        Lake Success, New York 11042
                        United States

              Item 2(a) Name of Person Filing:
                        NWQ Investment Management Company, LLC

              Item 2(b) Address of the Principal Office or, if none, Residence:
                        2049 Century Park East, 16th Floor
                        Los Angeles, CA  90067

              Item 2(c) Citizenship:
                        Delaware - U.S.A.

              Item 2(d) Title of Class of Securities:
                        Common

              Item 2(e) CUSIP Number:
                        004446100

              Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                        (e)      [X] An investment advisor in accordance with
                                 section 240.13d-1(b)(1)(ii)(E)

              Item 4    Ownership:
                         (a) Amount Beneficially Owned:
                             0

                        (b) Percent of Class:
                             0%

                                PAGE 3 OF 4 PAGES

                        (c)  Number of shares as to which such person has:

                        (i)  sole power to vote or direct the vote: 0

                       (ii)  shared power to vote or direct the vote: 0

                      (iii) sole power to dispose or to direct the disposition of: 0

                       (iv) shared power to dispose or to direct the disposition of:
                             0

              Item 5 Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

              Item 6 Ownership of More than Five Percent on Behalf of Another Person:

                        Not applicable.

              Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                        Not applicable.

              Item      8 Identification and Classification of Members of the
                        Group:

                        Not applicable.

              Item 9    Notice of Dissolution of a Group:
                        Not applicable.

              Item 10   Certification:
                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2007

                                      NWQ Investment Management Company, LLC

                                   By:   /S/ Jon D. Bosse
                                   Name:  Jon D. Bosse, CFA
                                   Title: Chief Investment Officer

                                PAGE 4 OF 4 PAGES